Exhibit 3.5

CERTIFICATE OF FOURTH AMENDMENT

TO

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EYEGATE PHARMACEUTICALS, INC.

Pursuant to Section 242
of the General Corporation Law of the
State of Delaware

EYEGATE PHARMACEUTICALS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.          The name of the Corporation is Eyegate Pharmaceuticals, Inc.

2.          That the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on December 8, 2009, as amended by that Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation, dated as of June 15, 2010, that Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation, dated as of December 29, 2010 and that Certificate of Third Amendment to Fourth Amended and Restated Certificate of Incorporation, dated as of June 17, 2014 (the “Restated Certificate”), is hereby amended inserting the following new paragraphs immediately following the third paragraph of Article Fourth thereof:

“Effective immediately upon the Certificate of Fourth Amendment becoming effective under the DGCL and without any further action by the holders of such shares, every Ten and 98/100 (10.98) outstanding shares of Common Stock shall be combined into One (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board of Directors of the Corporation) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Designated Preferred Stock, par value $0.01 per share, as set forth in the Corporation’s Fourth Amended and Restated Certificate of Incorporation, as amended to date, shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

3.          The amendment to the Restated Certificate herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL. In lieu of a meeting and vote of the stockholders of the Corporation, this amendment has been duly adopted by written consent by the stockholders holding the majority of the outstanding capital stock of the Corporation entitled to vote, in accordance with the provisions of Section 228 of the DGCL and otherwise in accordance with the applicable provisions of the Restated Certificate.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Fourth Amendment to be duly executed on behalf of the Corporation as of September 25, 2014.

EYEGATE PHARMACEUTICALS, INC.

By:	/s/ Stephen From
Stephen From
Chief Executive Officer and President